

June 27, 2013

<u>Via Email</u>

B. Michael Friedman
President
800 Commerce, Inc.
407 East Fort Street, Suite 500
Detroit, Michigan 48226

   Re: 800 Commerce, Inc.
      Amendment No. 4 to Registration Statement on Form S-1
      Filed June 14, 2013
      File No. 333-184459

Dear Mr. Friedman:

   We have reviewed your letter dated June 14, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our May 13, 2013 letter.

General

1. We note your response to prior comment 1 and the quantitative disclosure regarding payments from FrontStream Payments that you added to Results of Operations. Please include a materially complete description of your relationship with FrontStream Payments, including, but not limited to, the terms of your referral marketing agreement with them.

How We Compensate Our Management, page 30

2. Please include disclosure consistent with your responses to prior comments 8, 9, and 10.

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 42

3. We note your response to prior comment 2 and your disclosure on page 13 that the fees from Payventures are received in exchange for your issuance of 500,000 shares of your

        common stock to Payventures. Therefore, this appears to be a stock transaction and the fees received from Payventures are consideration received for the sale of your common stock, rather than revenue. Please advise.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

        Sincerely,

        /s/ Mark P. Shuman

        Mark P. Shuman
        Branch Chief – Legal

cc: <u>Via Email</u>
        Harold H. Martin, Esq.
        Martin & Pritchett, P.A.